Exhibit 4.3

AMENDED AND RESTATED SECURED PROMISSORY NOTE

$ 5,000,000.00	Dated as of March 14, 2011
Amended and Restated as of September 1, 2012

FOR VALUE RECEIVED, the undersigned, TENGION, INC., a Delaware corporation (“Borrower”), HEREBY PROMISES TO PAY to the order of HORIZON CREDIT II LLC , a Delaware limited liability company (“Lender”) the principal amount of Five Million and 00/100 Dollars ($5,000,000.00) or such lesser amount as shall equal the outstanding principal balance of the Loan made to Borrower by Horizon Technology Finance Corporation (“HRZN”) pursuant to the Loan Agreement (as defined below), which loan was assigned to the Lender, and to pay all other amounts due with respect to the Loan on the dates and in the amounts set forth in the Loan Agreement.

Interest on the principal amount of this Note from the date of this Note shall accrue at the Loan Rate or, if applicable, the Default Rate.  If the Funding Date is not the first day of the month, interim interest accruing from the Funding Date through the last day of that month shall be paid on the first calendar day of the next calendar month.  Borrower shall make payments of principal and accrued interest on the first day of each month (“Payment Date”) in such amounts and on such dates as set forth in the Loan Agreement. If not sooner paid, all outstanding amounts hereunder and under the Loan Agreement shall become due and payable on January 1, 2014.

Principal, interest and all other amounts due with respect to the Loan, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement.  The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

This Note is referred to in, and is entitled to the benefits of, the Venture Loan and Security Agreement dated on or about the date hereof by and between Borrower and Lender, as assignee of HRZN (the “Loan Agreement”).  The Loan Agreement, among other things, (a) provides for the making of a secured Loan to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as set forth in Section 2.3 of the Loan Agreement.

This Note and the obligation of Borrower to repay the unpaid principal amount of the Loan, interest on the Loan and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due.  This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of Connecticut.

This Amended and Restated Secured Promissory Note amends and restates in its entirety a certain Secured Promissory Note executed by Borrower in favor of HRZN and assigned to Lender, dated as of March 14, 2011 (the “Original Note”) and nothing contained herein shall constitute a repayment or novation of the Original Note.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed by one of its officers thereunto duly authorized on the date hereof.

BORROWER:

TENGION, INC.

By: /s/ A. Brian Davis

Name:  A. Brian Davis

Title: Chief Financial Officer and VP, Finance